EXHIBIT 21.1
SUBSIDIARIES OF HEALTHSTREAM, INC.

State or Other
Jurisdiction of
Incorporation or
Names Under Which We Do Business	Organization
Education Design, Inc.	Tennessee

Data Management & Research, Inc.	Tennessee

The Jackson Organization, Research Consultants, Inc.	Maryland

HealthStream Acquisition I, Inc.	Tennessee

HealthStream Acquisition II, Inc.	Tennessee